UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)

Idenix Pharmaceuticals, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

45166R 20 4
(CUSIP Number)

Jean-Pierre Sommadossi
2 Avery Street
Apartment 21E
Boston, MA  02111
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2010
(Date of Event Which Requires Reporting of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is reporting this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial reporting on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes

SCHEDULE 13D

CUSIP No. 45166R 20 4

1	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only).

Jean-Pierre Sommadossi
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions) (See item 3)

PF
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

France
	7	Sole Voting Power

		4,504,682[1]
Number of	8	Shared Voting Power
Shares
Beneficially		None
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		4,504,682[1]
	10	Shared Dispositive Power

		None
11	Aggregate Amount Beneficially Owned by Each Reporting Person

4,504,682[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

5.98%[2]
14	Type of Reporting Person

IN

(1)           Consists of 2,168,569 shares of Common Stock owned by Jean-Pierre Sommadossi (“Sommadossi”), and 2,336,113 shares of Common Stock underlying outstanding options held by Sommadossi that are currently exercisable.  Does not include 161,185 shares of Common Stock held by the JPS 1998 Irrevocable Trust.  Sommadossi does not have dispositive or voting power over the shares of Common Stock held by the trust.

(2)           The percentage was calculated based upon 75,319,283 shares of Common Stock, as follows: 72,983,170 shares of Common Stock outstanding as of December 31, 2010, as disclosed by the Issuer to the Reporting Person, and 2,336,113 shares of Common Stock underlying outstanding options held by Sommadossi, all of which are currently exercisable.

Item 1.	Security and Issuer.

This Schedule 13D is filed with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Idenix Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).  The address of the principal offices of the Issuer is 60 Hampshire Street, Cambridge, Massachusetts 02139.

Item 2.	Identity and Background.

(a)           This Schedule 13D is being filed on behalf of Jean-Pierre Sommadossi (the “Reporting Person”).

(b)           The address of the Reporting Person is 2 Avery Street, Apartment 21E, Boston, MA  02111.

(c)           The Reporting Person is a seasoned life sciences company executive.  The Reporting Person founded the Issuer and is the Issuer’s former Chief Executive Officer and Chairman of the Board.

(d)           During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Reporting Person is not, and during the last five years was not, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws as a result of a civil proceeding before a judicial or administrative body of competent jurisdiction nor has any such judicial or administrative body found that the Reporting Person was in violation of such laws.

(f)           The Reporting Person is a French citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

In 1998, the Reporting Person used $2,213 of his personal funds to acquire 2,213,395 shares of Common Stock.  This payment represents the par value of such shares.  The Reporting Person also used $100,000 of his personal funds to acquire 100,000 shares of the Issuer’s preferred stock which were converted into 100,000 shares of Common Stock in connection with the Issuer’s initial public offering in 2004.  Of the foregoing shares, 161,185 shares of Common Stock were transferred to the JPS 1998 Irrevocable Trust (the “Trust”) in 1998.  Sommadossi has neither dispositive nor voting power over the shares held by the Trust, and the shares are not included in this Schedule 13D.  In July 2004, the Reporting Person used $89,096 of his personal funds to purchase 6,364 shares of Common Stock and in May 2006, the Reporting Person used $91,300 of his personal funds to purchase 10,000 shares of Common Stock.  All of the options held by the Reporting Person were issued to him as incentive compensation in connection with his former employment by the Issuer.

Item 4.	Purpose of Transaction.

The purpose of the acquisitions of the Common Stock, directly or indirectly, by the Reporting Person is general investment purposes.  The options held by the Reporting Person were received as incentive compensation paid to him in connection with his former employment by the Issuer.  The Reporting Person may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of the Common Stock or other securities of the Issuer.  The Reporting Person intends to review his investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer.

Except as set forth in this Schedule 13D, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)           According to the Issuer, as of December 31, 2010, there were 72,983,170 shares of Common Stock outstanding.  The Reporting Person beneficially owns (i) 2,168,569 shares of Common Stock, representing approximately 2.88% of the issued and outstanding shares of Common Stock, including the shares of Common Stock underlying of outstanding options to purchase 2,336,113 shares of Common Stock held by the Reporting Person, all of which have vested and are currently exercisable (the “Options”) and (ii) 2,336,113 shares of Common Stock underlying the Options, representing 3.10% of the issued and outstanding shares of Common Stock (calculated giving effect to the exercise of the Options).

(b)           The Reporting Person has sole power to vote and dispose of 4,504,682 shares of Common Stock (giving effect to the shares of Common Stock underlying the Options).

(c)           On October 28, 2010, the Issuer granted to the Reporting Person options to purchase 329,863 shares of Common Stock.  All of the options were immediately exercisable.  The exercise price of the options is $4.28 per share.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under that certain Employment Agreement dated May 6, 2003, as amended, by and between the Reporting Person and the Issuer, all issued and outstanding options issued by the Issuer to the Reporting Person became vested when the Reporting Person ceased to be an employee of the Issuer on October 31, 2010.

Reference is made to that certain Amended and Restated Stockholders’ Agreement (the “Stockholders Agreement”) entered into as of July 27, 2004, by and among the Issuer and the parties set forth on Exhibit A attached thereto (including the Reporting Person).  Under the Stockholders’ Agreement, subject to certain limitations, the Reporting Person and certain other holders of Common Stock, collectively referred to as the preference holders, may, in each case acting by majority vote and subject to specified limitations, demand that the Issuer register all or a portion of their Common Stock, including any shares acquired pursuant to their rights under the Stockholders Agreement, for sale under the Securities Act of 1933 (the “Act”), so long as the aggregate value of the Common Stock so requested to be registered is equal to or greater than $10,000,000.  Subject to several exceptions, any preference holder, including the Reporting Person, has the right to demand that the Issuer file up to three registrations on their behalf.  Once the Issuer is entitled to register the Common Stock on Form S-3, the Reporting Person and the preference holders may, subject to certain exceptions, including a requirement that the aggregate value of the Common Stock so requested to be registered is equal to or greater than $5,000,000, make unlimited demands for registration of their securities.

The Reporting Person's right to demand or include shares in a registration is subject to the right of the underwriters, if any, to limit the number of shares included in an offering.  The Issuer will pay all fees, costs and expenses of any demand registrations and registrations on Form S-3, and the holders of the securities being registered will pay all selling expenses.  The Reporting Person's registration rights terminate upon the later to occur of May 8, 2013 and such time as he ceases to be an affiliate of the Issuer and is permitted to resell all registrable securities under the agreement held by such Reporting Person pursuant to Rule 144 of the Act.

If the Issuer registers any shares of Common Stock, either for its own account or for the account of other security holders, the Reporting Person will be entitled to notice of the registration and to include all or a portion of his Common Stock in the registration.

Item 7.	Material to Be Filed As Exhibits.

Exhibit 1
Employment Agreement, dated as of May 6, 2003, by and between the Issuer and Jean-Pierre Sommadossi (incorporated by reference from Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1 (No. 333-111157).

Exhibit 2
Amended and Restated Stockholders' Agreement by and among the Issuer, Novartis Pharma and the stockholders identified on the signature pages thereto (incorporated by reference from Exhibit 10.16 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2004).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 10, 2011

By:	/s/ Jean-Pierre Sommadossi
Jean-Pierre Sommadossi